Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF SERIES A PREFERRED STOCK

OF

INCYTE CORPORATION

We, Paul A. Friedman, the Chief Executive Officer, and Patricia A. Schreck, the Secretary, of Incyte Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation, as amended, of the Corporation, the said Board of Directors by action effective September 23, 2009, adopted the following resolution creating a series of 100,000 shares of Preferred Stock designated as Series A Preferred Stock:

“RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Restated Certificate of Incorporation, as amended, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the powers, preferences and relative rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

1.                                       Designation and Amount.  The shares of such series shall be designated as “Series A Preferred Stock,” $.001 par value per share, and the number of shares constituting such series shall be 100,000.  Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2.                                       Proportional Adjustment.  If the Corporation at any time after the issuance of any shares or fractional shares of Series A Preferred Stock:

(a)                                  declares a dividend on the Common Stock, $.001 par value per share, of the Corporation (the “Common Stock”) payable in shares of Common Stock;

(b)                                 subdivides the outstanding Common Stock; or

(c)                                  combines the outstanding Common Stock into a smaller number of shares,

then in each such case the Corporation shall simultaneously effect a proportional adjustment to the Common Conversion Number (as defined in Section 9(d).

3.                                       Dividends and Distributions.

(a)                                  Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, each holder of a whole share of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, out of funds legally available for the purpose, an amount per share (rounded to the nearest cent) equal to:

(i)                                     the Common Conversion Number (as adjusted pursuant to Section 2) times the aggregate per share amount of all cash dividends, declared on each share of Common Stock since the first issuance of any share or fraction of a share of Series A Preferred Stock, and

(ii)                                  the Common Conversion Number (as adjusted pursuant to Section 2) times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on each share of Common Stock since the first issuance of any share or fraction of a share of Series A Preferred Stock.

(b)                                 The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in Section 3(a) above concurrently with its declaration of a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(c)                                  The Corporation shall not declare any dividend on, or make any distribution on, any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Preferred Stock unless concurrently therewith it declares a dividend on, or makes a distribution on, the Series A Preferred Stock as required by Section 3 of this Certificate.

(d)                                 Cumulative Dividends on Qualifying Tender Offer.

(i)                                     If a Qualifying Tender Offer (as defined in the Indenture) occurs, then each holder of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors, out of funds legally available for payment, cumulative dividends, payable in cash, at the rate per annum (the “Dividend Rate”) equal to the then applicable interest rate per annum payable on the Corporation’s 4.75% Convertible Senior Notes due 2015 (the “Notes”), including Qualifying Tender Offer Interest (as defined in the Indenture), subject to increase at the same time and same rate as increases in the rate of Reserve Interest (as defined in the Indenture) or Qualifying Tender Offer Interest, as applicable, on the Notes.

(ii)                                  The dividend per share of Series A Preferred Stock payable for each full quarterly dividend period shall equal the Dividend Rate multiplied by an amount equal to the product of the Common Conversion Number and the then applicable Conversion Price (as defined in the Indenture) of the Notes, and dividing such result by four. Dividends on the Series A Preferred Stock shall be payable quarterly in arrears on each Dividend Payment Date, commencing on the Dividend Payment Date immediately following the occurrence of a Qualifying Tender Offer, to the holders of record of Series A Preferred Stock, as they appear on the stock register of the Corporation, at the close of business on the Dividend Record Date applicable to such Dividend Payment Date.  Such dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the date of occurrence of the Qualifying Tender Offer (whether or not in any dividend period or periods there have been assets of the Corporation legally available for the payment of such dividends in whole or in part).

(iii)                               No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.  Dividends payable on the Series A Preferred Stock for any period other than a full dividend period (based upon the number of days elapsed during the period) shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(iv)                              No dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding shares of the Series A Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum of money has been set apart for the payment of such dividend, upon all outstanding shares of Series A Preferred Stock.

(v)                                 The Corporation is only obligated to pay a dividend on the Series A Preferred Stock if the Board of Directors, or an authorized committee of the Board of Directors, declares the dividend payable and the Corporation has assets that legally can be used to the pay the dividend.

(vi)                              Definitions of terms used in this Section 3(d):

(A)                              “Business Day” means any day other than a Saturday or Sunday or any other day on which banks in The City of New York are authorized or required by law or executive order to close.

(B)                                “Dividend Payment Date” means January 1, April 1, July 1, and October 1 of each year, or the following Business Day if such date is not a Business Day.

(C)                                “Dividend Record Date” means the December 15, March 15, June 15 and September 15 (or the next succeeding Business Day if such day is not a Business Day) corresponding to the immediately succeeding Dividend Payment Date.

(D)                               “Indenture” means the Indenture between the Corporation and U.S. Bank National Association, as trustee, under which the Notes are issued.

4.                                       Voting Rights.  Except as required by law and as to matters that would adversely affect the rights of the Series A Preferred Stock relative to Common Stock, the holders of shares of Series A Preferred Stock shall have no voting rights.

5.                                       Redemption.  The Series A Preferred Stock is not redeemable

6.                                       Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive, before any payment or distribution is made to holders of Common Stock, accumulated and unpaid dividends on such shares to the date fixed for liquidation, winding-up or dissolution.  In addition, upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share equal to the Common Conversion Number (as adjusted pursuant to Section 2) times the aggregate amount to be distributed per share to holders of shares of Common Stock.

7.                                       Consolidation, Merger, etc.

(a)                                  If the Corporation enters into any consolidation, merger, combination, sale, reclassification or other transaction in which the shares of Common Stock are exchanged for other securities, cash or other consideration (each such event, a “Reorganization Event”), then each outstanding share of Series A Preferred Stock will be exchanged for the Common Conversion Number (as adjusted pursuant to Section 2) times the amount of securities, cash or other consideration into which each share of Common Stock is exchanged (such securities, cash or other consideration, the “Exchanged Property”).

(b)                                 In the event that holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the consideration that the holders of Series A Preferred Stock are entitled to receive shall be deemed to be the types and amounts of consideration received by the majority of the holders of the shares of Common Stock that affirmatively make an election.

(c)                                  The Corporation (or any successor) shall, within seven days of the consummation of any Reorganization Event, provide written notice to the holders of Series A Preferred Stock of such consummation of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property.  Failure to deliver such notice shall not affect the operation of this Section 7.

(d)                                 The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 7.

(e)                                  The above provisions of this Section 7 shall similarly apply to successive Reorganization Events.

8.                                       Ranking.  As to the payment of dividends and the distribution of assets, the Series A Preferred Stock shall rank junior to all other series of the Corporation’s Preferred Stock, unless the terms of any such series shall provide otherwise, and on a parity with the Common Stock.

9.                                       Conversion.  The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)                                  Voluntary Conversion.  The Series A Preferred Stock shall not be convertible at the election of the holder.

(b)                                 Automatic Conversion.  Each share of Series A Preferred Stock shall automatically convert into shares of Common Stock ten (10) days following the Corporation’s notice (the “Conversion Notice”) delivered to the holders of the Series A Preferred Stock stating that the Corporation has a sufficient number of shares of Common Stock authorized and reserved to effect the conversion of all, and not less than all, of the outstanding shares of Series A Preferred Stock into whole shares of Common Stock (a “Conversion Event”).

(c)                                  Conversion Notice.  The Corporation will deliver a Conversion Notice to the holders of Series A Preferred Stock promptly after the Corporation has a sufficient number of shares of Common Stock authorized and reserved to effect the conversion of all, and not less than all, of the outstanding shares of Series A Preferred Stock into whole shares of Common Stock.

(d)                                 Conversion Ratio.  Upon a Conversion Event, each 1.1 shares of Series A Preferred Stock shall be converted into a number of shares of Common Stock equal to the Common Conversion Number.  The “Common Conversion Number” shall initially be 1,000 and shall subject to adjustment pursuant to Section 2.

(i)                                     Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock of the Corporation determined as follows:

(A)                              if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) business days prior to the Conversion Event;

(B)                                if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) business days prior to the Conversion Event; or

(C)                                if (A) and (B) are inapplicable, in the good faith determination of the Board of Directors of the Corporation.

In the event of a conversion of the Series A Preferred Stock, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates, if any, representing such shares are surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue the shares of Common Stock issuable upon such automatic conversion, however, unless the certificates, if any, evidencing such shares of Series A Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates, if any, have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A Preferred Stock, as applicable, the number of shares of Common Stock to which such holder is entitled and a check payable to the holder in the amount payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the closing of the Conversion Event, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

10.                                 Certificate as to Adjustment. Upon the occurrence of each adjustment of the Common Conversion Number pursuant to the terms set forth in this Certificate of Designation, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Certificate of Designation and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (a) such adjustments and readjustments, and (b) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon conversion of Series A Preferred Stock.

11.                                 Fractional Shares.  Series A Preferred Stock may be issued in fractions (down to one thousandth (1/1000)) of a share, which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

12.                                 Amendment. Section 4 notwithstanding, the Corporation’s Restated Certificate of Incorporation, as amended, and this Certificate of Designation, shall not be further amended in any manner that would materially alter or change the powers, preference or rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of the Series A Preferred Stock, voting separately as a voting group.

13.         Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Certificate of Designation and in the Corporation’s Restated Certification of Incorporation, as then amended or restated.

14.                                 Adjustment and Fees.

(a)                                  All adjustments to the Series A Preferred Stock shall be made to the nearest one-thousandth (1/1000) of a share.

(b)                                 The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issuance or delivery of shares of Common Stock upon conversion of the Series A Preferred Stock.

15.                                 Other Rights. Except as expressly set forth in this Certificate of Designation, the preferences, limitations and relative rights of the Series A Preferred Stock shall be identical to the preferences, limitations and relative rights of the Common Stock, as may be amended from time to time.”

IN WITNESS WHEREOF, we have executed and subscribed this Certificate of Designation and do affirm the foregoing as true under the penalties of perjury as of the 29th day of September, 2009.

	By	/s/ Paul A. Friedman
Paul A. Friedman
Chief Executive Officer
Attest:

/s/ Patricia A. Schreck
Patricia A. Schreck
Secretary